QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 December 2006

RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION
of
Corus Group plc ("Corus")
by
CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of
Companhia Siderúrgica Nacional ("CSN")
Posting of the Information Document

        On 11 December 2006, the boards of CSN and Corus announced their agreement on the terms of a recommended pre-conditional cash acquisition by CSN Acquisitions of the entire issued and to be issued share capital of Corus at a price of 515 pence for each Corus Share, valuing Corus at approximately £4.9 billion.

        CSN confirms that the Information Document setting out further details of the Acquisition and certain information relating to the CSN Group is being posted to Corus Shareholders today.

        The Scheme Document will be posted to Corus Shareholders within 28 days of satisfaction or waiver of the Pre-Condition.

        Unless the context otherwise requires, terms defined in the Information Document have the same meaning in this announcement.

Enquiries:

CSN	Tel: +55 11 3049 7511
Otavio de Garcia Lazcano, Chief Financial Officer
Jose Marcos Treiger, Director of Investor Relations
Lazard	Tel: +44 (0) 20 7187 2000
(lead financial adviser to CSN and CSN Acquisitions)
Antonio Weiss
Nicholas Jones
Paul Gismondi
Richard Shaw
Goldman Sachs International	Tel: +44 (0) 20 7774 1000
(financial adviser and joint broker to CSN and CSN Acquisitions)
Yoel Zaoui
Simon Dingemans
Mark Sorrell
Phil Raper
UBS (joint broker to CSN and CSN Acquisitions)	Tel: +44 (0) 20 7567 8000
John Woolland
The Maitland Consultancy (PR advisers to CSN)
UK	Tel: +44 (0) 20 7379 5151
Angus Maitland
Martin Leeburn
Liz Morley
Tom Siveyer
Netherlands	Tel: +31 2 0647 8181
Kees Jongsma

        This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The Proposals will be made solely through the Scheme Document and the relevant Dutch Bond Proposals Document, which will contain the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document or, in relation to the Dutch Bond Proposals, the relevant Dutch Bond Proposals Document.

        Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Proposals or any matters referred to herein.

        Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Proposals or any matters referred to herein.

        UBS Limited, is acting as joint broker to CSN and CSN Acquisitions and is not acting for any other person in connection with the matters referred to in this announcement and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to any matter referred to herein.

        The availability of the Proposals to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders and bondholders will be contained in the Scheme Document and the relevant Dutch Bond Proposals Document.

        The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

        CSN Acquisitions reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006). In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

        The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

        Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by CSN Acquisitions and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

        The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

        The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules.

        Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Brazil that may not be comparable to the financial statements of US companies. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, the Offer will be made in compliance with the applicable US laws and regulations, including filing Offer documents with the United States Securities and Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus

Shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus Shareholders would be able to obtain any such offer to purchase and related materials free at the SEC's website at www.sec.gov or from CSN.

Dealing disclosure requirements

        Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested' (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of Corus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

        Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by CSN, CSN Acquisitions, Tata Steel Limited, Tata or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

        A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

        "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

        Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

        CSN Acquisitions has reserved the right to purchase Corus Shares outside the United States, otherwise than pursuant to the transactions described herein, in compliance with applicable English law and the Takeover Code, the rules and regulations of the UKLA and the laws of the United States.

QuickLinks

RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION of Corus Group plc ("Corus") by CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of Companhia Siderúrgica Nacional ("CSN") Posting of the Information Document